UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

Commission File Number: 1-1927

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)

200 Innovation Way
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the “Plan”) as of December 31, 2024 and 2023 and for the fiscal year ended December 31, 2024, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1.	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY LLC

Plan Administrator of COOPER TIRE & RUBBER
COMPANY PRE-TAX SAVINGS PLAN (TEXARKANA)

June 5, 2025
	By:	/s/ Margaret V. Snyder
Margaret V. Snyder, Vice President and Controller

ANNEX A TO
FORM 11-K
COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

December 31, 2024 and 2023

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)
Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2023.

/s/ Bober, Markey, Fedorovich & Company
Akron, Ohio

June 5, 2025

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2024 and 2023

(Dollars in Thousands)
	2024	2023
Plan's Interest in Commingled Trust:
Measured at Fair Value	$84,728	$78,662
Measured at Contract Value	14,403	17,613
Total	99,131	96,275
Pooled Separate Account at Fair Value	690	2,649
Notes Receivable from Participants	4,851	4,385
Contribution Receivable - Employer	—	43
Contribution Receivable - Employee	—	129
Net Assets Available for Benefits	$104,672	$103,481

The accompanying notes are an integral part of these financial statements.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2024

(Dollars in Thousands)
Contributions:
Employee	$5,443
Employer	1,901
Total Contributions	7,344
Deductions:
Benefits Paid to Participants or Their Beneficiaries	15,607
Total Deductions	15,607
Interest from Notes Receivable from Participants	274
Net Investment Gain from Plan’s Interest in Commingled Trust	9,489
Net Investment Loss from Pooled Separate Account	(58)
Net Transfers to Other Plans	(251)
Net Increase in Net Assets Available for Benefits During the Year	1,191
Net Assets Available for Benefits at Beginning of Year	103,481
Net Assets Available for Benefits at End of Year	$104,672

The accompanying notes are an integral part of these financial statements.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounts of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the "Plan") are maintained on the accrual basis of accounting.

Plan Year
The Plan Year is a calendar year.

Trust Assets
All qualified savings plans sponsored by The Goodyear Tire & Rubber Company (“Goodyear”) and Cooper Tire & Rubber Company LLC (the "Company" or “Cooper”) in the United States maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the "Commingled Trust") administered by The Northern Trust Company (the “Trustee”). During 2024, Goodyear and Cooper sponsored five savings plans that participated in the Commingled Trust, including the Plan. The Company is the Plan Sponsor of the Plan (see Note 3). The Plan's divided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper
Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Investment Valuation and Income Recognition
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts (See Note 9). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they initiated permitted transactions under the terms of the plan.

The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 8). The value of the Plan’s interest in the Commingled Trust is based on the beginning of the period value in the Commingled Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss) and investment expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought, sold, and held during the year.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Notes Receivable from Participants
The Plan document allows notes from participants.  These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk
The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain stability and liquidity (See Note 9).

The Goodyear Stock Fund invests in the common stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties
The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events
The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements, other than the events disclosed in Note 3.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 2 – GENERAL DESCRIPTION AND OPERATION OF THE PLAN

Inception
The plan is a defined contribution plan, which became effective March 17, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective June 7, 2021, the Company was acquired by Goodyear.

Eligibility
The Plan covers all hourly employees covered by the collective bargaining agreements between the United Steelworks of America (“USW”) Local #752 (Texarkana, Arkansas) and #556 (Clarksdale, Mississippi) and Goodyear. Newly eligible participants are automatically enrolled with 3% elective deferrals unless the participant elects otherwise.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants hired prior to July 1, 2024 are immediately vested in employer contributions. Participants hired on and after July 1, 2024 vest in employer contributions after completion of two years of continuous credited service.

Contributions
Each year, participants who have completed 30 days of continuous credited service may contribute up to 75% of their pretax compensation into the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to any of the Plan’s investment fund options with the exception of the Principal U.S. Property Pooled Separate Account fund.

Goodyear makes Retirement Contributions for employees hired on and after February 1, 2012 in an amount equal to 3% of compensation for the payroll period for each person who is an active participant on the last day of that period. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Plan. Participants may not hold more than 10% of the portion of their account balance attributable to employer contributions, immediately after a transfer of funds, in the Goodyear Stock Fund.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Participant Accounts
A variety of funds have been established for investment by participants of their accounts under the Plan. All fund accounts are valued by the Trustee at the close of business following each business day.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant's respective accounts and reflected in the unit value of the fund which affects the value of the participants' accounts.

Participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2024 total dividends paid on the Goodyear stock held were $0.

Plan Withdrawals and Distributions
Participants may take in-service distributions of vested amounts from their accounts if they:

•Attain the age of 59½, or
•Qualify for a financial hardship.

The Internal Revenue Service (“IRS”) issued regulations governing financial hardship. Under the IRS regulations, withdrawals are permitted for severe financial hardship.

Participant vested amounts are eligible to be paid upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt.

Notes Receivable from Participants
Eligible employees may borrow money from their participant accounts. The minimum amount that can be borrowed is $500. The maximum amount that can be borrowed is $50,000 reduced by any outstanding loan balance, if any during the one-year period ending on the day before the new loan is made or 50% of the participant's vested account balance. Participants may have up to one note outstanding at any time. The interest rate charged is a fixed rate established at the time of the application based on prime rate (7.5% at December 31, 2024 and 8.5% at December 31, 2023).

Repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Rollovers
Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the IRC into the Plan by a direct transfer from such other plan.

Expenses
Expenses of administering the Plan are paid partly by Goodyear and partly by the Commingled Trust. Trustee's fees and brokerage commissions associated with the Goodyear Stock Fund are paid by Goodyear. Expenses related to the asset management of the investment funds and the independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests. Certain expenses of the Plan which were incurred during the period that Principal was the recordkeeper were paid directly by the Plan.

The professional management program offered by Advised Assets Group, LLC., an affiliate of Great-West Financial, is available to all participants. This program provides personalized portfolio management for participants who elect to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by enrolled participants. The expenses reduce the investment return reported and credited to enrolled participant accounts.

Termination Provisions
The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event of termination, the obligation of Goodyear to make further contributions ceases. All participants' accounts would then be fully vested with respect to employer contributions.

NOTE 3 – SUBSEQUENT EVENTS

Effective January 1, 2025, the Plan Sponsor was changed from Cooper to Goodyear.

In addition, the following Plan provisions are effective as of January 1, 2025 for employees of USW Local #752:
•Employees hired on and after February 1, 2012 will be eligible for Matching Contributions that commence at 25% of the first 1% of eligible compensation that the employee contributes to the plan, effective January 1, 2025, and gradually increase in annual increments to 50% of the first 2% of eligible compensation, effective January 1, 2028.
•Employees hired on and after January 1, 2025 shall become eligible to receive Retirement and Matching Contributions after completion of 90 days of continuous credited service.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 4 - RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index and Russell 1000 Growth Index Funds which are offered as investment funds available to participants under the Plan.

The Goodyear Stock Fund is designed for investment in common stock of Goodyear, except for short-term investments needed for Plan operations. During 2024, the price per share of Goodyear common stock on The Nasdaq Stock Market ranged from $7.63 to $14.70. The closing price per share of Goodyear common stock on The Nasdaq Stock Market was $9.00 at December 31, 2024 ($14.32 at December 31, 2023). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund.

NOTE 5 - TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated March 31, 2017 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the IRC. The Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and 2023 to the Form 5500:

(Dollars in Thousands)	2024	2023
Net Assets Available for Benefits per the Financial Statements	$104,672	$103,481
Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(747)	(911)
Net Assets Available for Benefits per the Form 5500	$103,925	$102,570

The following is a reconciliation of net investment gain from the Plan’s interest in the Commingled Trust per the financial statements for the year ended December 31, 2024 to the Form 5500:

(Dollars in Thousands)
Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$9,489
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	164
Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$9,653

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 7 - FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of plan assets, except for the investment in the Principal U.S. Property Pooled Separate Account. Each participating plan has a divided interest in the Commingled Trust. At December 31, 2024 and 2023, the Plan’s interest in the net assets of the Commingled Trust was approximately 2.8% and 2.9%, respectively.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

	December 31, 2024		December 31, 2023
(Dollars in Thousands)	Commingled Trust	Plan's Interest in Commingled Trust	Commingled Trust	Plan's Interest in Commingled Trust
Investments:
Investments at Fair Value:
Common Collective Trusts
NT Collective S&P 500 Index Fund	$709,312	$2,544	$619,304	$1,787
JP Morgan ACWI Ex US Fund	176,480	564	178,906	295
NT Collective Russell 1000 Growth Index Fund	270,329	3,156	213,130	2,201
Vanguard Fiduciary Trust Target Retirement Income Fund	53,960	1,307	59,151	1,324
Vanguard Fiduciary Trust Target Retirement 2025 Fund	300,910	12,064	318,050	14,556
Vanguard Fiduciary Trust Target Retirement 2035 Fund	521,599	31,453	476,874	28,791
Vanguard Fiduciary Trust Target Retirement 2045 Fund	399,470	15,979	346,319	14,209
Vanguard Fiduciary Trust Target Retirement 2055 Fund	172,351	10,309	141,424	8,721
Vanguard Fiduciary Trust Target Retirement 2065 Fund	47,348	3,781	33,026	2,963
Western Asset Core Plus Bond Fund	—	—	181,606	362
Victory Small Cap Value Collective Fund	—	—	35,027	667
Capital Group Employee Benefit Investment Trust	192,297	578	—	—
Short-Term Investments	14,124	432	17,860	582
Mutual Funds
JP Morgan Large Cap Value Fund	84,035	438	73,762	316
Carillon Eagle Growth & Income Fund	—	—	57,089	5
Blackrock Funds Advantage Small Cap Core Fund	94,802	138	—	—
Charles Schwab Self Directed Account - Mutual Funds	62,548	547	55,595	68
Common Stock of The Goodyear Tire & Rubber Company	35,250	1,450	47,983	1,824
Total Investments at Fair Value	3,134,815	84,740	2,855,106	78,671
Investments at Contract Value:
Investment Contracts (See Note 9)	475,251	14,402	523,979	17,613
Total Investments	3,610,066	99,142	3,379,085	96,284
Receivables:
Accrued Interest and Dividends	52	2	1,276	43
Total Receivables	52	2	1,276	43
Total Assets	3,610,118	99,144	3,380,361	96,327
Liabilities:
Pending Trades	(12)	—	(1,152)	(38)
Administrative Expenses Payable	(969)	(13)	(905)	(14)
Total Liabilities	(981)	(13)	(2,057)	(52)
Net Assets Available for Benefits	$3,609,137	$99,131	$3,378,304	$96,275

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Net investment gain for the Commingled Trust is as follows:

(Dollars in Thousands)	Year Ended December 31, 2024
Net Appreciation in Fair Value of Investments	$395,821
Interest and Dividends	18,109
Investment Gain	413,930
Administrative Expenses	(2,305)
Net Investment Gain	$411,625

NOTE 8 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2 - Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

The Commingled Trust’s assets and pooled separate account measured at fair value on a recurring basis are as follows:

	December 31, 2024
(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$241,385	$—	$—	$241,385
Common Stock	35,250	—	—	35,250
Total Assets in the Fair Value Hierarchy	$276,635	$—	$—	276,635
Investments Measured at Net Asset Value:
Common Collective Trusts				2,858,180
Total Investments at Fair Value				$3,134,815

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual Funds	$186,446	$—	$—	$186,446
Common Stock	47,983	—	—	47,983
Total Assets in the Fair Value Hierarchy	$234,429	$—	$—	234,429
Investments Measured at Net Asset Value:
Common Collective Trusts				2,620,677
Total Investments at Fair Value				$2,855,106

The Plan directly held $690,574 and $2,649,179 in a pooled separate account at December 31, 2024 and 2023, respectively, which was valued using net asset value.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Investments that were measured at net asset value (“NAV”) per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to total investments at fair value of the Commingled Trust. Valuation methodologies used for assets measured at fair value are as follows:

Mutual Funds: Valued at the NAV of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common Stock: Valued at the year-end closing price reported on the active market on which the individual securities are traded.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Common Collective Trusts: Valued at the NAV of units held by the Commingled Trust or the Plan at year end. The NAV, as provided by the trustee of each common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the plan were to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds had a fair value of approximately $2,858,180,000 and $2,620,677,000 as of December 31, 2024 and 2023, respectively, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days.

Pooled Separate Accounts: The fair value of the investment in this category has been estimated using the net asset value (NAV) per unit provided by the administrator of the fund as a practical expedient. The NAV is not a publicly quoted price in an active market. The Principal U.S. Property Pooled Separate Account had a value of $690,574 and $2,649,179 at December 31, 2024 and 2023, respectively, and a withdrawal limitation effective after market close on July 1, 2022, which will be lifted when the account has sufficient liquidity, but no longer than three years from the effective date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 9 - INVESTMENT CONTRACTS

One investment fund available under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The value of the Commingled Trust’s investment in the Stable Value Fund was approximately $475,251,000 and $523,979,000 as of December 31, 2024 and 2023, respectively.

COOPER TIRE & RUBBER COMPANY
PRE-TAX . PLAN (TEXARKANA)
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon individually with the issuers.

The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

COOPER TIRE & RUBBER COMPANY
PRE-TAX SAVINGS PLAN (TEXARKANA)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024
Employer Identification Number: 34-4297750, Plan Number: 012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value

*	Notes Receivable from Participants	3.25% - 9.5%	$ -	$4,851,252
	Principal Life Insurance Company	4,317 units, U.S. Property Separate Account	**	$690,574

Note: This schedule excludes the Plan's interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

* Represents a party-in-interest to the Plan, as defined by ERISA.
**Cost is not a required disclosure on participant directed investments.